Exhibit 99.1

EXHIBITS

Exhibit Number	Page
99.1

Copies of the disclosure letters that we filed today with the Securities and Exchange Commission, Philippine Stock Exchange and Philippine Dealing & Exchange Corporation regarding the following matters:

Press release regarding the Company’s unaudited consolidated financial results for the nine (9) months ended September 30, 2022.

November 3, 2022

Philippine Stock Exchange

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention:	Ms. Alexandra D. Tom Wong

OIC - Disclosure Department

Securities & Exchange Commission

Secretariat Building, PICC Complex

Roxas Boulevard, Pasay City

Attention:	Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Philippine Dealing & Exchange Corporation

29th Floor, BDO Equitable Tower

8751 Paseo de Roxas, Makati City 1226

Attention:  Atty. Marie Rose M. Magallen-Lirio

Head - Issuer Compliance and Disclosure Department

Gentlemen:

We submit herewith PSE Disclosure Form 4-31 regarding the Company’s unaudited consolidated financial results for the nine (9) months ended September 30, 2022.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Very truly yours,

PLDT Inc.

/s/Abner Tito l. Alberto

Abner Tito L. Alberto

Assistant Corporate Secretary

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,462 As of September 30, 2022	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254
Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note:  In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

                                  SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.	November 3, 2022
Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PLDT Inc.
Exact name of issuer as specified in its charter

5.	PHILIPPINES	6. ____________ (SEC Use Only)
	Province, country or other jurisdiction of Incorporation	Industry Classification Code

7.	Ramon Cojuangco Building, Makati Avenue, MakatiCity	1200
	Address of principal office	Postal Code

8.	(632) 82500254
Issuer's telephone number, including area code

9.	Not Applicable
Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

PLDT Inc.

TEL

PSE Disclosure Form 4-31 – Press Release

References: SRC Rule 17 (SEC Form 17-C) and Section 4.4 of the Revised Disclosure Rules

Subject of the Disclosure
Unaudited consolidated financial results for the nine (9) months ended September 30, 2022
Background/Description of the Disclosure
Press release regarding the Company’s unaudited consolidated financial results for the nine (9) months ended September 30, 2022
Other Relevant Information
Please refer to attached press release.

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,462 As of September 30, 2022	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note:  In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.	November 3, 2022

Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PLDT Inc.

Exact name of issuer as specified in its charter

5.	PHILIPPINES6.____________ (SEC Use Only)

Province, country or other jurisdictionIndustry Classification Code of Incorporation

7.Ramon Cojuangco Building, Makati Avenue, Makati City1200

   Address of principal officePostal Code

8.(632) 82500254

Issuer's telephone number, including area code

9.Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

________________________________________________________________

________________________________________________________________

________________________________________________________________

11.  Item 9 (Other events)

We disclose that at the meeting of the Board of Directors of PLDT Inc. (respectively, the “Board” and the “Company”) held on November 3, 2022, the Board approved the Company’s unaudited consolidated financial statements for the nine (9) months ended September 30, 2022. A copy of the press release is attached.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PLDT INC.

By:

/s/ Abner Tito L. Alberto

Abner Tito L. Alberto

Assistant Corporate Secretary

November 3, 2022

PLDT press release

TELCO CORE INCOME UP 10% TO ₱25.4B, ON TRACK TO REACH FULL YEAR GUIDANCE OF ₱33B

REPORTED NET INCOME ROSE 45% TO ₱27.4B, INCLUDING GAIN FROM TOWERS SALE

9M22 CONSOLIDATED SERVICE REVENUES AND EBITDA HIT ALL-TIME HIGHS OF ₱141.9B AND ₱75.4B, RESPECTIVELY

DATA/BROADBAND NOW 80% OF TOTAL SERVICE REVENUES

FIBER-ONLY HOME REVENUES SURGED 52% TO ALL-TIME HIGH OF ₱35.7B, NET NEW FIBER ADDS AT 489K IN FIRST NINE MONTHS

ENTERPRISE REVENUES HIT NINE-MONTH RECORD OF ₱35.2B, UP 9%

OOKLA’S FASTEST BROADBAND NETWORK, BEST MOBILE NETWORK FOR Q1-Q2 2022

TOTAL FIBER PORTS AT 5.9M, 1.29M FIBER PORTS BUILT IN 9M22

PHILIPPINES HAS THE 5TH FASTEST INTERNET IN SOUTHEAST ASIA - OOKLA®; PLDT, FASTEST BROADBAND IN PH SINCE 2018

SMART IS FASTEST MOBILE NETWORK FOR APPLE, SAMSUNG AND ANDROID DEVICES -OOKLA

PLDT S&P CSA SCORE AT 59 FROM 51, MSCI RATINGS UPGRADED TO ‘BBB’

MANILA, Philippines 3rd November 2022 – Despite increasing economic headwinds, PLDT Inc. (PSE:  TEL) (NYSE:  PHI) (PLDT) grew Consolidated Service Revenues (net of interconnection costs) by 4.5%, or ₱6.1 billion, to a nine-month all-time high of ₱141.9 billion in the first nine months of 2022, as consumers thrived on their digital lifestyles in the new normal.

In the third quarter, PLDT Group’s Service Revenues grew by 4%, or ₱1.7 billion, to ₱47.7 billion, compared with the same period last year.

Data and broadband, which grew by 9% or ₱9.3 billion to ₱113.2 billion in the first nine months, continues to drive growth, contributing 80% of Consolidated Service Revenues.

For the first nine months, Consolidated EBITDA increased by 6% or ₱4.3 billion to ₱75.4 billion, also an all-time high. EBITDA margin was at 51%.  In the third quarter, EBITDA grew 2% or ₱0.5 billion to ₱25.0 billion, compared with same period last year. Consolidated EBITDA is trending to cross ₱100 billion for the full year despite the stressful economic conditions.

Telco Core Income, excluding the impact of asset sales and Voyager Innovations, grew 10% or ₱ 2.3 billion to ₱25.4 billion in the first nine months.  Reported Income jumped by 45%, or ₱8.5 billion, to ₱27.4 billion, which includes ₱22.3 billion in pre-tax gains from the towers sale up to the third closing.

“Enterprise seems to be our bright spot as we continue to empower businesses in their digital transformation and help promote the Philippines to be the next major ASEAN digital hub. Our 11th and, by far, largest data center is also on-track to be completed in late 2023,” said Alfredo S. Panlilio, PLDT and Smart Communications President and CEO. “Meanwhile, PLDT Home continues to grow despite increasing challenges to people’s wallets due to continuing high inflation and the prolonged impact of Typhoon Odette.”

“Our goals are pretty bold, as we aim for big targets, even knowing it is not going to be easy,” Panlilio added.  “We are aware of the headwinds that we face, and certainly, this will not be the last time we will encounter challenges,” he said.  “What is key here is that while we continue to drive revenues by responding to our customers’ needs, we are trying to put discipline in place by focusing on strong efforts to control our operational expenses and improve operating efficiencies.”

Consolidated Net Debt as of the first nine months amounted to US$4.038 billion while net-debt-to-EBITDA stood at 2.36x.  Gross Debt was at US$4.414 billion, with maturities well spread out.  Only 18% of Gross Debt are denominated in US dollars with 5% or US$0.24 billion of total debt unhedged. PLDT maintained its credit ratings from Moody’s and S&P Global at investment grade.

In connection with its pioneering sale of telecom towers and related passive telecom infrastructure, PLDT said that as of October 3, ownership of a total of 4,435 towers or 75% of the 5,907 towers covered by the sale and leaseback transaction had been transferred to the tower companies and a total cash consideration of ₱57.7 billion has been received by the Group. Proceeds from the sale of the towers will support operating and capital expenditures.  The transaction is timely as it allows PLDT to avoid additional debt against a backdrop of a rising interest rate environment. PLDT expects additional closings before the end of the year, with final closing anticipated to be completed by the first quarter of 2023.  In addition to the 5,907 towers sold, or committed to be sold, the sale of additional telecom towers is currently under evaluation.

Home: Continues to grow by reaching deeper into the unserved market

PLDT Home continues to connect homes with fiber, posting service revenues of ₱14.6 billion in the third quarter and bringing Service Revenues for the first nine months to an all-time high of ₱42.7 billion, up 21% or ₱7.3 billion year-on-year.

Fiber-only service revenues grew 52%, or ₱12.2 billion, to ₱35.7 billion in the first nine months, on the back of increased gross additions of 286,000 customers in the third quarter, partially off-set by higher churn due to the continuing clean-up of customers affected by Typhoon Odette as well as rising economic challenges impacting customer wallets.

The growth driver of Home, fiber-only revenues account for 84% of total Home revenues, up from 67% compared to a year ago, and higher than the 70% recorded in full year 2021.

This brought PLDT Home’s fiber subscribers to 2.9 million, having added 489,000 net new fiber subscribers in the first nine months of the year. Total fixed broadband subscribers as of end-September is at 3.24 million. “This supports our view that there is still growth in what remains to be an underpenetrated market, albeit future revenues will likely come from regional areas where rollout is needed and from lower market segments.  As we reach deeper into the market, we are exploring lower denomination plans to address affordability,” Panlilio said.

Despite setbacks caused by the after-effects of Typhoon Odette and tightening economic conditions impacting customers’ disposable income, PLDT Home is looking for ways to provide relief to its customers. In partnership with Maya Bank and Maya, PLDT Home will offer qualified financially distressed customers with a range of financial solutions and payment alternatives to help relieve the growing pressure on customer wallets.

As a result of PLDT’s continued efforts to modernize its network and connect more Filipinos nationwide to fiber, the country’s broadband speeds are now among the fastest in the region. Based on the latest Speedtest Global Index report from internet analysis firm Ookla, the Philippines ranks fifth in terms of median download speeds among Southeast Asian countries.

Enterprise: Revenues steadily rising with the economy re-opening

PLDT Enterprise logged its highest quarter ever in the third quarter of 2022, as it continues to support the digital transformation needs of a wide array of businesses, from micro SMEs, to large conglomerates, even spanning global companies. Fixed Data and fiber broadband, Managed Networking Services, Wireless Solutions, Data Center and Cloud gains have sustained Enterprise growth momentum, and the focus on digital transformation has mitigated the impact of economic challenges. The resilience of PLDT’s network in the face of calamities like typhoons, along with improving operational efficiency gains on installs and repairs, have also helped maintain momentum.

PLDT Enterprise posted record-high revenues of ₱12.0 billion in the third quarter, up 8% or ₱0.9 billion from the same period last year, bringing revenues in the first nine months of the year to ₱35.2 billion, up 9% or ₱2.8 billion, year-on-year.

PLDT Enterprise’s all-time high revenues are on the back of the resurgence of business activity post-COVID lockdowns, the strong support for the government’s digitalization agenda and the expected growth in demand for data centers from hyperscalers, with the exponential increase in data generated within the Philippines, and regional transit traffic.

Overall fiber and networking revenues for the fixed business continue to provide robust sources of growth, increasing by 17% with fiber-only lines growing 20K in the first nine months versus the same period last year, while third-party data center racks in service also increased by 6% over the same period. Data center capacity is at 78% or 4,600 racks, as Enterprise continues to build ahead of demand.

PLDT Enterprise has also launched the “Sulong SME!” campaign, where it empowers small businesses to innovate and thrive in a fast-evolving digital enterprise landscape.  Through this program, MSMEs are provided with simple yet attainable digital solutions to help them navigate and power through their digital transformation journey.

From an ICT business perspective, growth is driven by similar record-high performances from Data Center and Cloud, ahead of the operation of the PLDT Group’s 11th Data Center, Vitro Sta. Rosa and overall cloud transformation initiatives.

ePLDT remains committed to being the trusted digital transformation partner of choice, by sharing both technical and business expertise, to help Enterprises cut through the complexities of their journey, making digital technology work for their organization.

Individual Wireless: Improving momentum despite headwinds

PLDT’s Individual wireless segment has been able to see steadily improving revenues in an environment of constrained consumer wallets and more aggressive competition, hitting ₱20.4 billion in revenues in the third quarter, pushing nine-month revenues higher than pre-pandemic levels.

This brought revenues in the first nine months to ₱61.7 billion, showing sequential quarterly improvements in 2022, and as the Group continues to leverage its network leadership and superiority and sharpening the brand definition of Smart and TNT with new promos that address customer preferences. Smart Postpaid is showing growth due to the “Power of Smart” network campaign and other new offers, while the Prepaid business has also shown improving trends in the third quarter, compared to the same period last year. The individual wireless business is seen to benefit from higher mobility and upcoming holiday spending. At the heels of the signing of the SIM Registration Law, Smart is also continuing its preparations to provide a convenient, easy and rewarding SIM registration experience for its subscribers.

Data and broadband contributed 84% to the segment’s revenues. In the first nine months of the year, active data users stood at 41.6 million, while average monthly mobile data usage per subscriber also rose to 8.8GB. Mobile data traffic grew by 30% year-on-year to 3,163PB.

As the company continues to stimulate the take-up of 5G devices and data traffic, the number of unique 5G devices on Smart’s network in the third quarter of the year grew 114% compared to the last quarter of 2021, while data traffic on Smart’s 5G network in the third quarter also increased by 220% compared to fourth quarter 2021.

Underpinning this level of performance is Smart’s wireless network, which was recently recognized by Ookla as the Philippines' Fastest and Best Mobile Network in its latest report covering Q1-Q2 2022.

The Best Mobile Network citation has only been given by Ookla to approximately 20 mobile operators in the world, with Smart being the first and only Philippine mobile operator to clinch the award since Speedtest started in 2017. To earn this citation, a mobile operator must lead in two crucial Ookla Speedtest AwardsTM categories, namely Fastest Mobile Network and Best Mobile Coverage, within the same test period. Smart is also the fastest mobile network for Apple, Samsung, and Android devices, based on Ookla’s analysis of Speedtest Intelligence® data for Q3 2022.

To enable customers to maximize Smart’s network, Smart has also launched value-packed offers, such as Power All and Double GIGA for Smart Prepaid and ‘Sulit Affordaloads’ for TNT

subscribers, which offer more data at more affordable price points, bolstering Smart’s recovery momentum.

Maya: delivering next-stage financial services

The PLDT Group is spearheading the growth of the Philippine digital ecosystem through Maya, the only all-in-one money platform in the country. Maya registered record-breaking growth with one million bank customers and over ₱10 billion deposit balances, just five months after its launch in April this year.

The Maya app seamlessly integrates the features of an e-wallet, savings, credit, and crypto in one platform. Customers can efficiently manage their finances and build their funds through their high-yield savings accounts, which offer daily interest crediting. They can also quickly move their money to their e-wallet whenever they need to make a transaction and buy or sell crypto.

Maya continues to be the leading payment processor for enterprises through Maya Business, with over 810,000 registered merchant touchpoints nationwide as of end-September 2022. Its Maya Centers, meanwhile, with over 65,000 agent network touchpoints, serve as digital community hubs for cash in, cash out, QR and bills payments, and remittance.

To further unlock synergies with the PLDT Group, Maya provides more convenient access to financial services to PLDT Home, PLDT Enterprise, and Smart subscribers, delighting customers with exclusive joint promos and perks. It also enables payment acceptance and will soon provide working capital access to Smart's retailers.

"Maya's trailblazing growth continues to validate the preference of Filipinos for an all-in-one digital banking and payments experience. In parallel with government initiatives such as the National ID and SIM registration, we are propelling the digital adoption of financial services like payments, savings, and credit. Our goal is to bring these services to more people, especially those who need them most," said PLDT and Voyager Chairman Manuel V. Pangilinan.

Network updates:  enhancing delivery of services, seamless customer experience

Reinforcing the Philippines’ position as a regional hyperscale hub, the PLDT Group has expanded its total fiber footprint to about 1,091,000 kilometers, consisting of over 231,000 kilometers of international fiber and almost 860,000 kilometers of domestic fiber, passing some 16.8 million homes in 67% of the country’s cities and municipalities.

PLDT’s fiber infrastructure supports Smart’s 77,200 base stations, including 7,300 5G base stations and close to 40,000 4G/LTE base stations deployed nationwide. Smart’s network covers 97% of the population with 3G, LTE, and 5G.

In the first nine months of the year, the group built 1.29 million additional fiber-to-the-home (FTTH) bringing total FTTH capacity to 5.9 million.

PLDT also recently announced the start of the initial phase of cable construction of the Asia Direct Cable (ADC) in Batangas. The construction of the 9,400-kilometer subsea cable will commence in the Philippines with target completion of all landing links at the end of 2023. When completed, ADC will link seven international cable landing points in the Philippines, Singapore,

Hong Kong, Japan, Vietnam, Thailand, and China. Once fully equipped, this will provide PLDT an additional international network capacity of at least 36 Tbps for faster delivery of hyperscale data across East and Southeast Asia. The upcoming activation of ADC and Apricot cables systems will increase to 19 the number of international submarine cable systems of PLDT which includes the recently energized Jupiter Cable System.  Once fully equipped, PLDT’s current international network capacity of 60 Tbps will expand to over 130 Tbps, remaining unparalleled in the Philippines.

Capex guidance

PLDT is in the process of reviewing its consolidated capex for 2022, which could exceed the initial capex guidance of P85 billion. Once the review is completed PLDT will issue a separate disclosure on the matter.

Sustainability: PLDT aspiring to be the region’s leading ESG telco

The PLDT Group continued to work towards its ambition focused on ESG leadership.  In the latest S&P Global Corporate Sustainability Assessment (CSA) ratings report, PLDT attained an overall score of 59, a significant gain from its prior years’ scores of 51 and 47 for the year before.  The S&P Global CSA applies standard criteria across 61 industries globally and evaluates 20 financially relevant sustainability criteria across economic, environmental, social and governance dimensions.  This November, MSCI’s rating for PLDT improved to ‘BBB’ after four years at the ‘BB’ level.

Continuing its efforts to embed its sustainability initiatives in the business, PLDT Group is laying out a roadmap involving functional units across the organization which will all work towards improvements that will ensure that PLDT does business responsibly. fine-tuning its decarbonization roadmap, in coordination with concerned functional units, with 2022 and 2023 emissions reductions on track to exceed targets.

Under the Environment pillar, the Group instituted mandatory work-from-home (WFH) Fridays for non-customer facing employees, which is aimed at generating energy savings and consequently reducing greenhouse gas (GHG) emissions. The move is also seen to impact Scope 3 emissions because of reduced employee commute to and from the office. During the quarter, PLDT signed an agreement with First Gen’s Energy Development Corporation for the supply of geothermal power to six (6) PLDT facilities in Davao which will commence once the Mindanao WESM is operational.  Smart is exploring the use of solar panels and batteries in running its cell sites in selected areas of the country to complement power sourced from the commercial grid and reduce the cell sites’ reliance on generators.

Under the Social pillar, PLDT Group has also continued promoting digital inclusion in education, livelihood and food security, disaster resilience and digital wellness, through programs such as the Digital Farmers Program, Innovation Generation Program, #PlantSmart, Central Visayas Institute Foundation Dynamic Learning Program, and #SafePH. Under #PlantSmart, PLDT and Smart launched their first GrowHub, an office-based edible garden placed in idle spaces in PLDT and Smart buildings. Initially launched in Makati, another GrowHub will rise soon in Cagayan de Oro.

Also under the social pillar are the areas of data privacy and cybersecurity. To curb mobile phone-aided criminal activities such as text scams, Smart has blocked SIMs that send ‘smishing’ messages, as well as Uniform Resource Locators (URL) linked to these illegal activities. From June to September this year, Smart blocked 203,000 numbers that were found to have been used in fraudulent activities. The network also blocked around 393 million smishing messages in the same time frame.

The PLDT Group also continued clamping down on the spread of child abuse materials online, adding more than 465,000 URLs linked to online sexual abuse and exploitation of children (OSAEC) to their blacklist as of September.  Since the launch of PLDT’s child protection platform last year, the Group has blocked more than 1.3 billion attempts to open web addresses that host OSAEC-related materials.

“Sustainability is no longer a “nice-to-have” but a “must-have”, and one of the five key pillars of PLDT’s strategy.  We want to be a responsible corporate citizen. We have already laid out our plans for decarbonization which are closely linked to our business. We have started to lay out our ESG roadmap, and the improvements in our CSA and MSCI rating scores affirm that we are on the right track,” said Panlilio.

Outlook

As the PLDT Group sustains its transformation initiatives against the backdrop of toughening economic headwinds, Management has offered similarly tempered optimistic views for the business. “Our third quarter performance has shown that the business continues to do well amidst external challenges—first COVID-19, then inflation and high interest rates, not to mention the ever-present typhoons—and the indication so far is that the full year performance will be ahead of last year especially as the fourth quarter is typically a good one. We must focus and execute well,” said Panlilio. “Ultimately, PLDT’s main advantage is having three revenue engines with strong competitive and complementary positions. This has made the PLDT Group resilient in challenging times.”

“We are also watching our capex levels, especially the impact of the weakening peso on our dollar-denominated debts and imported capex, even capex committed in previous years and current ones. With the disciplined effort led by our Transformation Office, we are trying to manage some softness in our topline, as well as tightly control our costs.”

"In recent years, we have taken bold steps to ensure telco leadership in many aspects: from our aggressive network transformation to our continuous product and service innovations. At the end of the day, we must remember that everything that we do is not just because we love technology: We are here to serve our customers and remain relevant to them, assuring them that they can count on us," Panlilio said.

Pangilinan concluded that: “At this time that the consumer wallet is diminished—when consumer income is under threat and Government finances are challenged—investments will emerge as a primary recovery tool. Hence, investments are needed, both by the Government and the private sector to drive the economy forward,” said Pangilinan. “The supreme task of nation-building is one that the Group is very serious about. We help as many people as we can, especially those below the line of poverty, in partnership with Government. After all, the essential task of PLDT, and indeed the ultimate test of our effectiveness, transcends the goal of delivering good and services for profit. It is, and will remain, the improvement of people’s welfare.”

XXX

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at September 30, 2022 and December 31, 2021

(in million pesos)

	September 30, 2022	December 31, 2021
	(Unaudited)	(Audited)
ASSETS
Noncurrent Assets
Property and equipment	298,008	302,736
Right-of-use assets	25,038	20,081
Investments in associates and joint ventures	55,268	53,364
Financial assets at fair value through profit or loss	409	339
Debt instruments at amortized cost – net of current portion	596	400
Investment properties	931	929
Goodwill and intangible assets	62,387	62,535
Deferred income tax assets – net	13,612	13,385
Derivative financial assets – net of current portion	90	48
Prepayments – net of current portion	108,905	94,777
Contract assets – net of current portion	655	566
Other financial assets – net of current portion	3,088	3,099
Other non-financial assets – net of current portion	119	138
Total Noncurrent Assets	569,106	552,397
Current Assets
Cash and cash equivalents	19,736	23,907
Short-term investments	1,723	2,241
Trade and other receivables	25,261	21,790
Inventories and supplies	4,906	3,662
Current portion of contract assets	1,570	1,685
Current portion of derivative financial assets	340	93
Current portion of debt instruments at amortized cost	5	207
Current portion of prepayments	13,048	12,707
Current portion of other financial assets	206	7,064
Current portion of other non-financial assets	441	575
	67,236	73,931
Assets classified as held-for-sale	5,292	—
Total Current Assets	72,528	73,931
TOTAL ASSETS	641,634	626,328

EQUITY AND LIABILITIES
Equity
Non-voting serial preferred stock	360	360
Voting preferred stock	150	150
Common stock	1,093	1,093
Treasury stock	(6,505)	(6,505)
Capital in excess of par value	130,312	130,312
Retained earnings	36,218	34,243
Other comprehensive loss	(38,317)	(36,437)
Total Equity Attributable to Equity Holders of PLDT	123,311	123,216
Noncontrolling interests	4,321	4,249
TOTAL EQUITY	127,632	127,465

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)

As at September 30, 2022 and December 31, 2021

(in million pesos)

	September 30, 2022	December 31, 2021
	(Unaudited)	(Audited)
Noncurrent Liabilities
Interest-bearing financial liabilities – net of current portion	236,882	241,075
Lease liabilities – net of current portion	24,001	17,131
Deferred income tax liabilities – net	299	169
Derivative financial liabilities – net of current portion	124	100
Customers’ deposits	2,280	2,270
Pension and other employee benefits	3,247	7,760
Deferred credits and other noncurrent liabilities	6,309	6,084
Total Noncurrent Liabilities	273,142	274,589
Current Liabilities
Accounts payable	107,230	99,718
Accrued expenses and other current liabilities	95,393	106,113
Current portion of interest-bearing financial liabilities	19,592	11,482
Current portion of lease liabilities	13,521	4,555
Dividends payable	1,800	1,708
Current portion of derivative financial liabilities	116	115
Income tax payable	878	583
	238,530	224,274
Liabilities associated with assets classified as held-for-sale	2,330	—
Total Current Liabilities	240,860	224,274
TOTAL LIABILITIES	514,002	498,863
TOTAL EQUITY AND LIABILITIES	641,634	626,328

PLDT INC. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS

For the Nine Months Ended September 30, 2022 and 2021

(in million pesos, except earnings per common share amounts which are in pesos)

	Nine Months Ended September 30,		Three Months Ended September 30,
	2022	2021	2022	2021
	(Unaudited)
REVENUES FROM CONTRACTS WITH CUSTOMERS
Service revenues	146,505	138,460	49,401	46,867
Non-service revenues	6,419	5,396	2,132	1,366
	152,924	143,856	51,533	48,233
EXPENSES
Selling, general and administrative expenses	65,310	59,318	20,136	19,536
Depreciation and amortization	52,846	37,193	12,098	12,839
Cost of sales and services	10,386	9,549	3,723	2,852
Interconnection costs	4,557	2,566	1,709	839
Asset impairment	3,865	4,380	1,515	941
	136,964	113,006	39,181	37,007
	15,960	30,850	12,352	11,226

OTHER INCOME (EXPENSES) – NET	19,537	(6,419)	1,580	(3,503)
INCOME BEFORE INCOME TAX	35,497	24,431	13,932	7,723

PROVISION FOR INCOME TAX	7,865	5,362	3,224	1,722
NET INCOME	27,632	19,069	10,708	6,001
ATTRIBUTABLE TO:
Equity holders of PLDT	27,382	18,847	10,641	5,925
Noncontrolling interests	250	222	67	76
	27,632	19,069	10,708	6,001
Earnings Per Share Attributable to Common Equity Holders of PLDT
Basic	126.53	87.03	49.18	27.36
Diluted	126.53	87.03	49.18	27.36

	PLDT Consolidated
	Nine Months
(Php in mn)	2022	2021	% Change

Total revenues	152,924	143,856	6%

Service revenues (a)	146,505	138,460	6%

Expenses (b)	136,964	113,006	21%

EBITDA, exMRP	75,400	71,081	6%
EBITDA Margin	51%	51%

Income before Income Tax	35,497	24,431	45%

Provision for Income Tax	7,865	5,362	47%

Net Income - Attributable to Equity Holders of PLDT	27,382	18,847	45%

Telco Core Income (c)	25,375	23,095	10%

(a) Service Revenues, gross of interconnection costs
Service Revenues, gross of interconnection costs	146,505	138,460	6%
Interconnection costs	4,557	2,566	78%
Service Revenues, net of interconnection costs	141,948	135,894	4%

(b) Expenses includes Interconnection Costs and MRP expenses
(c) Net income as adjusted for the net effect of gain/loss on FX, derivative transactions, Accelerated Depreciation, Asset Impairment, MRP and share in Voyager losses

This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and opportunities that could affect  PLDT’s business and results of operations.  Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

For further information, please contact:

Anabelle L. Chua	Melissa V. Vergel de Dios	Cathy Y. Yang
pldt_ir_center@pldt.com.ph	pldt_ir_center@pldt.com.ph	cyyang@pldt.com.ph

About PLDT

PLDT is the Philippines’ largest integrated telco company. Through its principal business groups – from fixed line to wireless – PLDT offers a wide range of telecommunications and digital services across the Philippines’ most extensive fiber optic backbone, and fixed line and cellular networks.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine-listed companies.

Further information can be obtained by visiting www.pldt.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLDT Inc.
By	:	/s/Abner Tito L. Alberto
Name	:	Abner Tito L. Alberto
Title	:	Assistant Corporate Secretary

Date:  November 3, 2022